SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-3

APPLICATION FOR QUALIFICATION OF INDENTURE
UNDER THE TRUST INDENTURE ACT OF 1939

CRICKET COMMUNICATIONS, INC.

(Name of Applicant)
See Table of Co-Applicant Guarantors Below

10307 Pacific Center Court
San Diego, California 92121
(Address of Principal Executive Offices)

SECURITIES TO BE ISSUED UNDER THE
INDENTURE TO BE QUALIFIED

Title of Class	Amount

13% Senior Secured Pay-in-Kind Notes Due 2011	Aggregate principal amount of $350,000,000, plus PIK Notes

Approximate date of proposed public offering:
On, or as soon as practicable after, the Effective Date of the Applicants’ Plan of Reorganization

(Name and Address of Agent for Service)

Robert J. Irving, Jr.
General Counsel
Cricket Communications, Inc.
10307 Pacific Center Court
San Diego, California 92121

With a copy to:

Barry M. Clarkson
Latham & Watkins LLP
12636 High Bluff Drive, Suite 300
San Diego, California 92130

Co-Applicant Guarantors
GENERAL
AFFILIATIONS
MANAGEMENT AND CONTROL
UNDERWRITERS
INDENTURE SECURITIES
SIGNATURE
EXHIBIT INDEX
EXHIBIT T3A-1
EXHIBIT T3A-3
EXHIBIT T3A-4
EXHIBIT T3A-5
EXHIBIT T3A-6
EXHIBIT T3A-7
EXHIBIT T3A-8
EXHIBIT T3A-9
EXHIBIT T3A-10
EXHIBIT T3A-11
EXHIBIT T3A-12
EXHIBIT T3A-13
EXHIBIT T3B-1
EXHIBIT T3B-3
EXHIBIT T3B-4
EXHIBIT T3B-5
EXHIBIT T3B-6
EXHIBIT T3B-7
EXHIBIT T3B-8
EXHIBIT T3C
EXHIBIT T3E-1
EXHIBIT T3E-2
EXHIBIT T3G-1
EXHIBIT T3G-2
EXHIBIT 25.1

Co-Applicant Guarantors

     Each of the entities listed below is a co-applicant under this Applicant for Qualification (each such entity, a “Guarantor” and collectively the “Guarantors”)

1.	Leap Wireless International, Inc.

2.	Backwire.com, Inc.

3.	Telephone Entertainment Network, Inc.

4.	ChaseTel Licensee Corporation

5.	Cricket Licensee (Albany), Inc.

6.	Cricket Licensee (Columbus), Inc.

7.	Cricket Licensee (Denver), Inc.

8.	Cricket Licensee (Lakeland), Inc.

9.	Cricket Licensee (Macon), Inc.

10.	Cricket Licensee (North Carolina), Inc.

11.	Cricket Licensee (Pittsburgh), Inc.

12.	Cricket Licensee (Reauction), Inc.

13.	Cricket Licensee I, Inc.

14.	Cricket Licensee II, Inc.

15.	Cricket Licensee III, Inc.

16.	Cricket Licensee IV, Inc.

17.	Cricket Licensee V, Inc.

18.	Cricket Licensee VI, Inc.

19.	Cricket Licensee VII, Inc.

20.	Cricket Licensee VIII, Inc.

21.	Cricket Licensee IX, Inc.

22.	Cricket Licensee X, Inc.

23.	Cricket Licensee XII, Inc.

24.	Cricket Licensee XIII, Inc.

25.	Cricket Licensee XIV, Inc.

26.	Cricket Licensee XV, Inc.

27.	Cricket Licensee XVI, Inc.

28.	Cricket Licensee XVII, Inc.

29.	Cricket Licensee XVIII, Inc.

30.	Cricket Licensee XIX, Inc.

31.	Cricket Licensee XX, Inc.

32.	Cricket Holdings Dayton, Inc.

33.	MCG PCS Licensee Corporation, Inc.

34.	Chasetel Real Estate Holding Company, Inc.

35.	Cricket Alabama Property Company

36.	Cricket Arizona Property Company

37.	Cricket Arkansas Property Company

38.	Cricket California Property Company

39.	Cricket Colorado Property Company

40.	Cricket Florida Property Company

41.	Cricket Georgia Property Company, Inc.

42.	Cricket Idaho Property Company

43.	Cricket Illinois Property Company

44.	Cricket Indiana Property Company

45.	Cricket Kansas Property Company

46.	Cricket Kentucky Property Company

47.	Cricket Michigan Property Company

48.	Cricket Minnesota Property Company

49.	Cricket Mississippi Property Company

50.	Cricket Nebraska Property Company

51.	Cricket Nevada Property Company

52.	Cricket New Mexico Property Company

53.	Cricket New York Property Company, Inc.

54.	Cricket North Carolina Property Company

55.	Cricket Ohio Property Company

56.	Cricket Oklahoma Property Company

57.	Cricket Oregon Property Company

58.	Cricket Pennsylvania Property Company

59.	Cricket Texas Property Company

60.	Cricket Utah Property Company

61.	Cricket Washington Property Company

62.	Cricket Wisconsin Property Company

63.	Leap PCS Mexico, Inc.

GENERAL

1.	General Information

(a) The Applicant and each of the Guarantors is a corporation.

(b) The Applicant and each of the Guarantors are organized under the laws of the State of Delaware, except that (i) Chasetel Real Estate Holding Company, Inc. is organized under the laws of the State of Tennessee, and (ii) Leap PCS Mexico, Inc. is organized under the laws of the State of California.

2.	Securities Act Exemption Applicable

               On April 13, 2003, Leap Wireless International, Inc. (“Parent”) and Cricket Communications, Inc. (“Applicant” or the “Company”), and substantially all of their subsidiaries filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code (“Chapter 11”) in the United States Bankruptcy Court for the Southern District of California (the “Bankruptcy Court”) (jointly administered as Case Nos. 03-03470-A11 to 03-03535-A11). Each of the debtors continues to manage its properties and operate its business as a “debtor-in-possession” under the jurisdiction of the Bankruptcy Court and in accordance with Sections 1107(a) and 1108 of Chapter 11. Parent indirectly owns 100% of the outstanding capital stock of the Company.

          The debtors’ Fifth Amended Joint Plan of Reorganization dated as of July 30, 2003 (the “Plan of Reorganization” or the “Plan”) was confirmed by the Bankruptcy Court on October 22, 2003. The debtors expect to emerge from bankruptcy promptly after the Federal Communications Commission approves the change of control of the Parent’s wireless licenses that will occur when the Parent emerges from bankruptcy.

          The Company intends to offer its 13% Senior Secured Pay-in-Kind Notes due 2011 (the “New Notes”), pursuant to the Plan of Reorganization and the accompanying Disclosure Statement, dated as of July 30, 2003 (the “Disclosure Statement”). The terms of the Plan are contained in the Disclosure Statement which is attached hereto as Exhibit T3E-3. Capitalized terms used herein and not otherwise defined herein shall have the meanings given to them in the Disclosure Statement. The Company anticipates issuing $350,000,000 in New Notes and may also issue additional PIK Notes under the Plan. The New Notes will be offered on a pro-rata basis to the holders of the Company’s Old Vendor Debt Claims in partial satisfaction of such Claims. The New Notes and any additional PIK Notes are to be issued pursuant to the indenture to be qualified under this Form T-3 (the “Indenture”), a form of which is attached hereto as Exhibit T3C. The obligations of the Company under the Indenture will be guaranteed by the Guarantors.

          The Company is relying on Section 1145(a)(1) of Title 11 of the Bankruptcy Code to exempt the offer, exchange and distribution of the New Notes and any additional PIK Notes pursuant to the Plan from the registration requirements of the Securities Act and state securities and “blue sky” laws. Generally, Section 1145(a)(1) of the Bankruptcy Code exempts the offer and sale of securities under a bankruptcy plan of reorganization from registration under the Securities Act and under equivalent state securities and “blue sky” laws if the following requirements are satisfied: (1) the securities are issued by the debtor (or its successor) under a plan of reorganization; (2) the recipients of the securities hold a claim against the debtor, an interest in the debtor or a claim for an administrative expense against the debtor; and (3) the securities are issued entirely in exchange for the recipient’s claim against or interest in the debtor or are issued “principally” in such exchange and “partly” for cash or property. The Company believes that the offer and issuance of the New Notes and any additional PIK Notes for Old Vendor Debt Claims as part of the consideration given to the holders of such Old Vendor Debt Claims under the Plan will satisfy the requirements of Section 1145(a)(1) of the Bankruptcy Code and therefore is exempt from the registration requirements referred to above.

AFFILIATIONS

3.	Affiliates

     An organizational chart showing all affiliates of the Applicant and the Guarantors as of the date of this Application for Qualification is attached hereto as Exhibit T3G-1 and is incorporated herein by this reference. Unless otherwise indicated, each subsidiary is wholly-owned by its parent.

     An organizational chart showing all affiliates of the Applicant and the Guarantors as of the Effective Date is attached hereto as Exhibit T3G-2 and is incorporated herein by this reference. Unless otherwise indicated, each subsidiary is wholly-owned by its parent.

     Certain directors and executive officers of the Applicant or any Guarantor may be deemed to be “affiliates” of the Applicant and such Guarantor by virtue of their positions with the Applicant or such Guarantor. See Item 4, “Directors and Executive Officers.”

MANAGEMENT AND CONTROL

4.	Directors and Executive Officers

     The following table lists the names of all executive officers of the Applicant and all Guarantors. The mailing address of each executive officer is c/o Cricket Communications, Inc., 10307 Pacific Center Court, San Diego, California 92121.

Name	Office
Applicant and all Guarantors except for Telephone Entertainment Network, Inc.:

Harvey P. White	Chairman of the Board of Directors and Chief Executive Officer
S. Douglas Hutcheson	Executive Vice President and Chief Financial Officer
Glenn T. Umetsu	Executive Vice President and Chief Operating Officer
David B. Davis	Senior Vice President, Operations
Robert J. Irving, Jr.	Senior Vice President, General Counsel and Secretary
Leonard C. Stephens	Senior Vice President, Human Resources

Telephone Entertainment Network, Inc.:

Harvey P. White	Chief Financial Officer
S. Douglas Hutcheson	Senior Vice President
Robert J. Irving, Jr.	Vice President, General Counsel and Secretary

     The following table lists the names of all directors of the Applicant and all Guarantors. The mailing address of each director is c/o Cricket Communications, Inc., 10307 Pacific Center Court, San Diego, California 92121.

Name	Office
The Company and all Guarantors except the Parent, Telephone Entertainment Network, Inc., Cricket Licensee VI, Inc. and Cricket Licensee IX, Inc.:

Harvey P. White	Director
Robert J. Irving, Jr.	Director

The Parent:

Harvey P. White	Chairman of the Board of Directors
Thomas J. Bernard	Vice Chairman
Anthony R. Chase	Director
Robert C. Dynes	Director
Thomas A. Page	Director
Michael B. Targoff	Director

Telephone Entertainment Network, Inc.:

Harvey P. White	Director
S. Douglas Hutcheson	Director

Cricket Licensee VI, Inc.:

Harvey P. White	Director
Paul Argay	Director

Cricket Licensee IX, Inc.

Harvey P. White	Director
Steven Caliguri	Director

5.	Principal Owners of Voting Securities

     The following table sets forth, as of March 31, 2004, information concerning beneficial ownership of the voting securities of the Applicant and the Guarantors by the persons known by the Applicant and the Guarantors to own beneficially more than 10% of their respective outstanding voting securities.

Name and Complete	Title of		Percentage of Voting
Mailing Address	Class Owned	Amount Owned	Securities Owned
The Parent:

MCG PCS, Inc.	Common Stock	21,020,431	35.8%
4915 Auburn Avenue	par value $0.0001
Suite 200
Bethesda, Maryland 20814

The Company:

Cricket Communications Holdings, Inc.	Common Stock	200 shares	100%
10307 Pacific Center Court	par value $0.0001
San Diego, California 92121

Backwire.com, Inc., Telephone Entertainment Network, Inc., Cricket Licensee (Denver), Inc., Cricket Licensee (Lakeland), Inc., Cricket Licensee (Pittsburgh), Inc., Cricket Licensee (Reauction), Inc., Cricket Licensee I, Inc., Cricket Licensee II, Inc., Cricket Licensee III, Inc., Cricket Licensee IV, Inc., Cricket Licensee V, Inc., Cricket Licensee VI, Inc., Cricket Licensee VII, Inc., Cricket Licensee VIII, Inc., Cricket Licensee IX, Inc., Cricket Licensee X, Inc., Cricket Licensee XII, Inc., Cricket Licensee XIII, Inc., Cricket Licensee XIV, Inc., Cricket Licensee XV, Inc., Cricket Licensee XVI, Inc., Cricket Licensee XVII, Inc., Cricket Licensee XVIII, Inc., Cricket Licensee XIX, Inc., Cricket Licensee XX, Inc., Cricket Holdings Dayton, Inc. and Cricket Licensee (North Carolina), Inc.:

Leap Wireless International, Inc.	Common Stock	100 shares	100%
10307 Pacific Center Court,	$0.0001 par value
San Diego, California 92121

Leap PCS Mexico, Inc.

Leap Wireless International, Inc.	Common Stock	1,000 shares	100%
10307 Pacific Center Court	no par value
San Diego, California 92121

ChaseTel Licensee Corporation

Leap Wireless International, Inc.	Common Stock	1,000 shares	100%
10307 Pacific Center Court,	$0.0001 par value
San Diego, California 92121

Cricket Licensee (Albany), Inc., Cricket Licensee (Columbus), Inc. and Cricket Licensee (Macon), Inc. and MCG PCS Lisensee Corporation, Inc.:

Leap Wireless International, Inc.	Common Stock	100 shares	100%
10307 Pacific Center Court,	$0.01 par value
San Diego, California 92121

Chasetel Real Estate Holding Company, Inc;

Cricket Communications, Inc.	Common Stock	100 shares	100%
10307 Pacific Center Court,	no par value
San Diego, California 92121

Cricket Alabama Property Company, Cricket Arizona Property Company, Cricket Arkansas Property Company, Cricket California Property Company, Cricket Colorado Property Company, Cricket Florida Property Company, Cricket Georgia Property Company, Inc., Cricket Idaho Property Company, Cricket Illinois Property Company, Cricket Indiana Property Company, Cricket Kansas Property Company, Cricket Kentucky Property Company, Cricket Michigan Property Company, Cricket Minnesota Property Company, Cricket Mississippi Property Company, Cricket Nebraska Property Company, Cricket Nevada Property Company, Cricket New Mexico Property Company, Cricket New York Property Company, Inc., Cricket North Carolina Property Company, Cricket Ohio Property Company, Cricket Oklahoma Property Company, Cricket Oregon Property Company, Cricket Pennsylvania Property Company, Cricket Texas Property Company, Cricket Utah Property Company, Cricket Washington Property Company and Cricket Wisconsin Property Company:

Cricket Communications, Inc.	Common Stock	100 shares	100%
10307 Pacific Center Court,	$0.0001 par value
San Diego, California 92121

     On the Effective Date, all outstanding common stock of the Parent will be cancelled and 96.5% of the outstanding common stock of the reorganized Parent will be issued to the holders of Old Vendor Debt Claims on the Effective Date. The Applicant cannot reasonably determine as of the date of filing of this Application for Qualification what the identities and amounts of the distributions to the individual holders of Old Vendor Debt Claims will be on the Effective Date. Also on the Effective Date, the organizational structure of the Applicant and the Guarantors will be reorganized such that the Applicant will own 100% of the outstanding voting securities of all Guarantors other than the Parent, Backwire.com, Inc., Telephone Entertainment Network, Inc. and Leap PCS Mexico, Inc. The Parent will own 100% of the outstanding voting securities of the Applicant, Backwire.com, Inc., Telephone Entertainment Network, Inc. and Leap PCS Mexico, Inc.

UNDERWRITERS

6.	Underwriters

     (a) The following table lists the name and complete mailing address of the persons who, within three years prior to the filing of this Application for Qualification, acted as or may be deemed to have acted as

]

underwriters of securities of the Applicant or the Guarantors which are outstanding on the date of this Application for Qualification.

Underwriter Name and Address	Title of Securities
The Parent:

Credit Suisse First Boston	Common Stock
Eleven Madison Avenue
New York, NY 10010

Acqua Wellington North American Equities Fund, Ltd.	Common Stock
c/o Fortis Fund Services (Bahamas) Ltd.
Montage Sterling Centre
East Bay Street, P.O. Box 55-6238
Nassau, Bahamas

Carlin Equities Corp.	Common Stock
1270 Avenue of the Americas
New York, NY 10020

      (b) Not applicable.

7.	Capitalization

      (a) The authorized and outstanding securities of the Applicant and the Guarantors as of March 31, 2004 were as follows:

Title of Class	Amount Authorized	Amount Outstanding
The Parent:

Common Stock, par value $0.0001	300,000,000	58,704,224
Preferred Stock, par value $0.0001	10,000,000	0
12.5% Senior Notes due 2010	$225,000,000	$224,600,000
14.5% Senior Discount Notes due 2010	$668,000,000	$504,500,000	(1)

(1) Represents accreted value as of March 31, 2004.

The Company:

Common Stock, par value $0.0001	1,000	200
Preferred Stock, par value $0.0001	100	0

All Guarantors other than the Parent, Leap PCS Mexico, Inc., ChaseTel Licensee Corporation, Chasetel Real Estate Holding Company, Inc., MCG PCS Licensee Corporation, Inc., Cricket Licensee (North Carolina), Inc., Cricket Licensee (Albany), Inc., Cricket Licensee (Columbus), Inc. and Cricket Licensee (Macon), Inc.:

Common Stock, par value $0.0001	1,000	100
Preferred Stock, par value $0.0001	100	0

Leap PCS Mexico, Inc.:

Common Stock, no par value	1,000,000	1,000

ChaseTel Licensee Corporation:

Common Stock, par value $0.0001	1,000	1,000

Preferred Stock, par value $0.0001	100	0

Cricket Licensee (North Carolina), Inc.:

Common Stock, par value $0.0001	1,000,000	100
Preferred Stock, par value $0.0001	200,000	0

Cricket Licensee (Albany), Inc., Cricket Licensee (Columbus), Inc. and Cricket Licensee (Macon), Inc.:

Common Stock, par value $0.01	3,000	100

Chasetel Real Estate Holding Company, Inc.:

Common Stock, no par value	1,000	100

MCG PCS Licensee Corporation, Inc.:

Common Stock, par value $0.01	1,000	100

The authorized and outstanding securities of the Applicant and the Guarantors on and immediately following the Effective Date will be as follows:

Title of Class	Amount Authorized		Amount Outstanding
The Parent:

Common Stock, par value $0.0001	120,000,000	(1)	(2)

(1)	The number of shares is estimated as of the date of filing of this Application for Qualification. The exact number of shares will depend upon the amount of Claims and the structure of the reorganized Parent.

(2)	The number of shares has not been determined as of the date of filing of this Application for Qualification. The exact number of shares will depend upon the amount of Claims and the structure of the reorganized Parent.

The Company:

Common Stock, par value $0.0001	1,000	100
13% Senior Secured Pay-in-Kind Notes due 2011	$350,000,000 plus PIK Notes	$350,000,000

All Guarantors other than the Parent:

Common Stock, par value $0.0001	1,000	100

(b)	The holders of common stock of the Applicant and the Guarantors are entitled to one vote for each share held of record on all matters voted upon by stockholders, and a majority vote is required for all action to be taken by stockholders. No holder of any other securities of the Applicant or any Guarantor is entitled to vote on matters submitted to a vote of stockholders.

INDENTURE SECURITIES

8.	Analysis of Indenture Provisions

     The following is a general description of certain provisions of the Indenture. The description is qualified in its entirety by reference to the form of Indenture filed as Exhibit T3C hereto. Capitalized terms used in this Item 8 and not defined herein shall have the same meaning as set forth in the Indenture.

(a)	Events of Default; Withholding of Notice

     Events of Default under the Indenture occur if:

     (1) the Company or any Guarantor (i) defaults in the payment of the principal of (or premium, if any, on) any New Note when the same becomes due and payable at its Stated Maturity, upon required redemption or repurchase, upon declaration or otherwise, or (ii) fails to redeem or purchase New Notes when required pursuant to the Indenture or the New Notes;

     (2) the Company or any Guarantor defaults in any payment of interest on any New Note and such default continues for a period of 30 days;

     (3) the Company or any Guarantor fails to comply with Section 5.01 (When Parent, Company and Guarantors May Merge or Transfer Assets) or fails to make or consummate an Offer to Purchase in accordance with Section 4.06 (Limitation on Asset Sales) or 4.08 (Repurchase of Notes at the Option of the Holder Upon a Change of Control) of the Indenture;

     (4) the Company or any Guarantor fails to comply with any of its agreements in the New Notes or the Indenture, any Guarantee or any Security Document (other than those referred to in clauses (1), (2) or (3) above) and such failure continues for 30 days after the notice specified below

     (5) there occurs with respect to any issue or issues of Indebtedness of the Parent, the Company or any of the Restricted Subsidiaries having an outstanding principal amount of $10.0 million or more in the aggregate for all such issues of all such Persons, whether such Indebtedness now exists or shall hereafter be created, (i) an event of default that entitles the holder thereof to declare such Indebtedness to be due and payable prior to its Stated Maturity and/or (ii) a default in any payment when due at final maturity of any such Indebtedness;

     (6) any final judgment or order (not covered by insurance) for the payment of money in excess of $10.0 million in the aggregate for all such final judgments or orders against all such Persons (treating any deductibles, self-insurance or retention as not so covered) is rendered against the Parent, the Company or any of the Restricted Subsidiaries and is not paid or discharged, and there is any period of 30 consecutive days following entry of the final judgment or order that causes the aggregate amount for all such final judgments or orders outstanding and not paid or discharged against all such Persons to exceed $10.0 million during which a stay of enforcement of such final judgment or order, by reason of a pending appeal or otherwise, shall not be in effect;

     (7) a court having jurisdiction in the premises enters a decree or order for (i) relief in respect of the Parent, the Company or any of the Restricted Subsidiaries in an involuntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, (ii) appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of the Parent, the Company or any of the Restricted Subsidiaries or for all or substantially all of the property and assets of the Parent, the Company or any of the Restricted Subsidiaries or (iii) the winding up or liquidation of the affairs of the Parent, the Company or any of the Restricted Subsidiaries and, in each case, such decree or order shall remain unstayed and in effect for a period of 30 consecutive days;

     (8) the Parent, the Company or any Restricted Subsidiary (i) commences a voluntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or consents to the entry of an order for relief in an involuntary case under any such law, (ii) consents to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of the Parent, the Company or any of the Restricted Subsidiaries or for all or substantially all of the property and assets of the Parent, the Company or any of the Restricted Subsidiaries or (iii) effects any general assignment for the benefit of creditors;

     (9) any Security Document ceases to be in full force and effect or enforceable in accordance with its terms, other than in accordance with its terms;

     (10) except upon the release of any Guarantee in accordance with the Indenture, (i) any Guarantee ceases to be in full force and effect or is declared null and void or (ii) any Guarantor denies that it has any further liability under the Guarantee or gives notice to that effect; or

     (11) there occurs any loss, suspension, revocation or non-renewal of the wireless licenses of the Parent, the Company and those of the Restricted Subsidiaries covering 50% or more of the total potential customers covered by all of the wireless licenses of the Parent, the Company and those of the Restricted Subsidiaries.

     However, a Default under clause (4) above is not an Event of Default until the Trustee notifies the Company or the Holders of at least 25% in principal amount of the outstanding Notes notify the Company and the Trustee of the Default and the Company or the relevant Guarantor, as applicable, do not cure such Default within the time specified after receipt of such notice.

     If an Event of Default (other than an Event of Default specified in clause (7) or (8) above with respect to the Company) occurs and is continuing, the Trustee or the Holders of at least 25% in aggregate principal amount of the Notes then outstanding, by written notice to the Company (and to the Trustee if such notice is given by the Holders), may, and the Trustee at the request of such Holders shall, declare the principal of all outstanding Notes, together with premium, if any, and all accrued and unpaid interest thereon, to be immediately due and payable. Upon a declaration of acceleration, such principal of, premium, if any, and accrued interest shall be immediately due and payable. In the event of a declaration of acceleration because an Event of Default specified in clause (5) has occurred and is continuing, such declaration of acceleration shall be automatically rescinded and annulled if the event of default triggering such Event of Default pursuant to clause (5) shall be remedied or cured by the Company or the relevant Subsidiary or waived by the Holders of the relevant Indebtedness within 30 days after the occurrence thereof. If an Event of Default specified in clause (7) or (8) above occurs with respect to the Parent or the Company, the principal of, premium, if any, and accrued interest on the Notes then outstanding shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder.

     At any time after declaration of acceleration, but before a judgment or decree for the payment of the money due has been obtained by the Trustee, the Holders of at least a majority in principal amount of the outstanding Notes by written notice to the Company and to the Trustee, may waive all past defaults and rescind and annul a declaration of acceleration and its consequences if (i) all existing Events of Default, other than the nonpayment of the principal of, premium, if any, and interest on the New Notes that have become due solely by such declaration of acceleration, have been cured or waived and (ii) the rescission would not conflict with any judgment or decree of a court of competent jurisdiction. No such rescission will affect any subsequent Default or impair any right consequent thereto.

     If an Event of Default occurs and is continuing, the Trustee may pursue any available remedy to collect the payment of principal of, premium, if any, or interest on the New Notes or to enforce the performance of any provision of the New Notes or the Indenture.

     The Holders of a majority in principal amount of the New Notes by notice to the Trustee may waive on behalf of the Holders of all of the New Notes an existing Default and its consequences except (a) a Default in the payment of the principal of, premium, if any, or interest on a New Note, (b) a Default arising from the failure to redeem or purchase any New Note when required pursuant to the terms of the Indenture or (c) a Default in respect of a provision that under Section 9.02 (With Consent of Holders) of the Indenture cannot be amended without the consent of each Holder affected. When a Default is waived, it is deemed cured, but no such waiver will extend to any subsequent or other Default or impair any consequent right.

     Subject to certain restrictions, the Holders of a majority in principal amount of the New Notes may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. However, the Trustee may refuse to follow any direction that conflicts with law or the Indenture or, subject to Section 7.01 of the Indenture, that the Trustee determines is unduly prejudicial to the rights of other Holders or would involve the Trustee in personal liability; provided, however, that the Trustee may take any other action deemed proper by the Trustee that is not inconsistent with such direction. Prior to taking any action, the Trustee is entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action.

     Except to enforce the right to receive payment of principal, premium (if any) or interest when due, no Holder may pursue any remedy under the Indenture or the New Notes unless:

     (1) the Holder gives to the Trustee written notice stating that an Event of Default is continuing;

     (2) the Holders of at least 25% in principal amount of the New Notes make a written request to the Trustee to pursue the remedy;

     (3) such Holder or Holders offer to the Trustee reasonable security or indemnity against any costs, liability or expense;

     (4) the Trustee does not comply with the request within 60 days after receipt of the request and the offer of security or indemnity; and

     (5) the Holders of a majority in principal amount of the New Notes do not give the Trustee a direction inconsistent with the request during such 60-day period.

     A Holder may not use the Indenture to prejudice the rights of another Holder or to obtain a preference or priority over another Holder.

     The Indenture provides that the Company must deliver to the Trustee, within 30 days after the occurrence thereof, written notice in the form of an Officer’s Certificate of any event which with the giving of notice or the lapse of time would become an Event of Default, its status and what action the Company is taking or proposes to take with respect thereto.

     The Indenture provides that if a Default occurs and is continuing and if it is known to the Trustee, the Trustee must mail to each Holder notice of the Default within 90 days after it occurs, provided that in the event that the Trustee first becomes aware of a Default after 90 days subsequent to its occurrence, the Trustee shall mail to each Holder notice of the Default as soon thereafter as practicable. Except in the case of a Default in payment of principal of, premium, if any, or interest on any New Note (including payments pursuant to the redemption provisions of such New Note, if any), the Trustee may withhold the notice if and so long as a committee of its Trust Officers in good faith determines that withholding the notice is in the interests of Holders.

     (b) Authentication and Delivery of New Senior Subordinated Notes; Application of Proceeds

     The New Notes will be executed on behalf of the Company by one Officer of the Company by manual or facsimile signature. If an Officer whose signature is on a New Note no longer holds that office at the time the Trustee authenticates the New Note, the New Note shall be valid nevertheless.

     A New Note shall not be valid until authenticated by the manual signature of the Trustee. Such signature will be conclusive evidence that the New Note has been authenticated under the Indenture. The New Notes will be issuable only in registered form without interest coupons and only in denominations of $100 and integral multiples thereof. Any New Note issued in the future (including the issuance of PIK Notes in accordance with Section 2.12 (Payment of Interest; Defaulted Interest) of the Indenture) will be issued only in denominations of $100 and integral multiples thereof. The Trustee may appoint an authenticating agent reasonably acceptable to the Company to authenticate the New Notes. Unless limited by the terms of such appointment, an authenticating agent may authenticate the New Notes whenever the Trustee may do so.

     There will be no proceeds (and, therefore, no application of proceeds) from the issuance of the New Notes because the New Notes will be issued as part of the consideration given to holders of currently outstanding indebtedness pursuant to the Plan of Reorganization.

     (c) Release and Substitution of Property Subject to the Lien of the Indenture

     Subject to certain conditions, Collateral may be released from the Lien and security interest created by the Security Documents at any time or from time to time in accordance with the provisions of the Security Documents or as provided in the Indenture. Upon the request of the Company pursuant to an Officer’s Certificate certifying that all conditions precedent in the Indenture have been met and without the consent of any Holder, the Company and the Guarantors will be entitled to releases of assets included in the Collateral from the Liens securing the New Notes under any one or more of the following circumstances:

     (1) if such asset is sold, transferred, leased or otherwise disposed of in a transaction that is permitted or not prohibited by Section 4.06 (Limitation on Asset Sales) of the Indenture;

     (2) to enable the Company or any Guarantor to consummate any sale, lease, conveyance or other disposition of any assets or rights permitted or not prohibited under Section 4. 06 (Limitation on Asset Sales) of the Indenture;

     (3) in respect of assets to the extent they are subject to a Permitted Lien;

     (4) if all of the Capital Stock of any Subsidiary of the Parent or the Company that is pledged to the Collateral Agent is released in accordance with the terms of the Indenture and the Security Documents, such Subsidiary’s assets will also be released;

     (5) if any Restricted Subsidiary that is a Guarantor is released from its Guarantee in accordance with the provisions of the Indenture and the Security Documents, the Capital Stock issued by such Subsidiary that is pledged to the Collateral Agent and such Subsidiary’s assets will also be released;

     (6) if any Restricted Subsidiary is designated an Unrestricted Subsidiary, or such Subsidiary otherwise ceases to be a Restricted Subsidiary, in accordance with the provisions of the Indenture, the Capital Stock issued by such Subsidiary that is pledged to the Collateral Agent and such Subsidiary’s assets will be released; or

     (7) pursuant to an amendment, waiver or supplement in accordance with Article IX (Amendments) of the Indenture.

     Upon receipt of such Officer’s Certificate, the Trustee will, if at such time it is the Collateral Agent, or otherwise will direct the Collateral Agent, to execute, deliver or acknowledge any necessary or proper instruments of termination, satisfaction or release to evidence the release of any Collateral permitted to be released pursuant to the Indenture and the Security Documents.

     In the event that the Company wishes to release Collateral in accordance with the Security Documents at a time when the Trustee is not itself also the Collateral Agent and have delivered the certificates and documents required by the Security Documents and the Indenture, the Trustee will determine whether it has received all documentation required by Section 314(d) of the Trust Indenture Act of 1939 (as amended) in connection with such release and, based on such determination and an Opinion of Counsel, will deliver a certificate to the Collateral Agent setting forth such determination.

(d) Satisfaction and Discharge of the Indenture

     When (i) all outstanding New Notes (other than New Notes replaced or paid pursuant to Section 2.07 (Replacement Notes) of the Indenture) have been canceled or delivered to the Trustee for cancellation or (ii) all outstanding New Notes not previously delivered for cancellation have become due and payable, whether at maturity or as a result of the mailing of notice of redemption pursuant to Article III (Redemption) of the Indenture, and the Company irrevocably deposits with the Trustee funds in an amount sufficient or U.S. Government Obligations, the principal of and interest on which will be sufficient, or a combination thereof sufficient, in the written opinion of a nationally recognized firm of independent public accountants delivered to the Trustee (which delivery shall only be required if U.S. Government Obligations have been so deposited), to pay the principal of and interest on the outstanding New Notes when due at maturity or upon redemption of, including interest thereon to maturity of such redemption date (other than New Notes replaced or paid pursuant to Section 2.07 (Replacement Notes) of the Indenture), and if in either case the Company pays all other sums payable hereunder by the Company, then the Indenture shall, except for the surviving obligations described below, cease to be of further effect. The Trustee is required to acknowledge satisfaction and discharge of the Indenture on demand of the Company accompanied by an Officers’ Certificate and an Opinion of Counsel and at the cost and expense of the Company.

     Notwithstanding the satisfaction and discharge of the Indenture, the Company’s obligations in Sections 2.03 (Registrar and Paying Agent), 2.04 (Paying Agent to Hold Money in Trust), 2.05 (Holder Lists), 2.06 (Transfer and Exchange), 2.07 (Replacement Notes), 2.08 (Outstanding Notes), 2.09 (Treasury Notes), 7.07 (Compensation and Indemnity), 7.08 (Replacement of Trustee) and Article VIII (Discharge of Indenture; Defeasance) will survive until the New Notes are paid in full. Thereafter, the Company’s obligations set forth in Sections 7.07 (Compensation and Indemnity), 8.04 (Repayment to the Company) and 8.05 (Indemnity for Government Obligations) of the Indenture shall survive.

(e) Statement as to Compliance

     The Company and the Parent are each required under the Indenture to deliver to the Trustee within 90 days after the end of each fiscal year of the Company an Officers’ Certificate stating that in the course of the performance by the signers of their duties as Officers of the Company or the Parent they would normally have knowledge of any Default and whether or not the signers know of any Default that occurred during such period. If they do, the certificate shall describe the Default, its status and what action the Company or the Parent is taking or proposes to take with respect thereto. The Company also is required to comply with Section 314(a)(4) of the Trust Indenture Act of 1939, as amended.

9.	Other Obligors

     The Company’s obligations with respect to the New Notes will be guaranteed by the Guarantors. The mailing address for each Guarantor is 10307 Pacific Center Court, San Diego, California 92121.

     Contents of application for qualification. This application for qualification comprises:

(a)	Pages numbered 1 to 19, consecutively (excluding an attached Exhibit Index).

(b)	The statement of eligibility and qualification on Form T-1 of Wells Fargo Bank, National Association, as Trustee under the Indenture to be qualified.

(c)	The following Exhibits in addition to those filed as part of the Form T-1 statement of eligibility and qualification of such trustee:

Exhibit T3A-1	Certificate of Incorporation of the Applicant.

Exhibit T3A-2	Amended and Restated Certificate of Incorporation of Leap Wireless International, Inc. (incorporated herein by reference to Exhibit 3.5 to Parent’s Registration Statement on Form 10, as amended filed on August 21, 1998 (Commission File No. 0-29752)); Certificate of Amendment of Amended and Restated Certificate of Incorporation of Leap Wireless International, Inc. (incorporated herein by reference to Exhibit 3.1 to Parent’s Current Report on Form 8-K filed on October 10, 2000 (Commission File No. 0-29752)); Certificate of Designation of Series A Junior Participating Preferred Stock (incorporated herein by reference to Exhibit 3.4 to Parent’s Registration Statement on Form 10, as amended filed on August 21, 1998 (Commission File No. 0-29752)); Certificate of Amendment to Certificate of Designation of Series A Junior Participating Preferred Stock (incorporated herein by reference to Exhibit 3.3.1 to Parent’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2001, filed on May 15, 2001 (Commission File No. 0-29752)).

Exhibit T3A-3	Certificate of Incorporation of Backwire.com, Inc.

Exhibit T3A-4	Certificate of Incorporation of Telephone Entertainment Network, Inc.

Exhibit T3A-5	Articles of Incorporation of Leap PCS Mexico, Inc.

Exhibit T3A-6	Charter of Chasetel Real Estate Holding Company, Inc.

Exhibit T3A-7	Certificate of Incorporation of ChaseTel Licensee Corporation.

Exhibit T3A-8	Certificate of Incorporation of Cricket Licensee (Columbus), Inc.

Exhibit T3A-9	Certificate of Incorporation of Cricket Licensee (North Carolina), Inc.

Exhibit T3A-10	Form of Certificate of Incorporation of Cricket Licensee (Denver), Inc., Cricket Licensee (Lakeland), Inc., Cricket Licensee (Pittsburgh), Inc., Cricket Licensee (Reauction), Inc., Cricket Licensee I, Inc., Cricket Licensee II, Inc., Cricket Licensee III, Inc., Cricket Licensee IV, Inc., Cricket Licensee V, Inc., Cricket Licensee VI, Inc., Cricket Licensee VII, Inc., Cricket Licensee VIII, Inc., Cricket Licensee IX, Inc., Cricket Licensee X, Inc., Cricket Licensee XII, Inc., Cricket Licensee XIII, Inc., Cricket Licensee XIV, Inc., Cricket Licensee XV, Inc., Cricket Licensee XVI, Inc., Cricket Licensee XVII, Inc., Cricket Licensee XVIII, Inc., Cricket Licensee XIX, Inc., Cricket Licensee XX, Inc., Cricket Holdings Dayton, Inc., Cricket Alabama Property Company, Cricket Arizona Property Company, Cricket Arkansas Property Company, Cricket California Property Company, Cricket Colorado Property Company, Cricket Florida Property Company, Cricket Georgia Property Company, Inc., Cricket Idaho Property Company, Cricket Illinois Property Company, Cricket Indiana Property Company, Cricket Kansas Property Company, Cricket Kentucky Property Company, Cricket Michigan Property Company, Cricket Minnesota Property Company, Cricket Mississippi Property Company, Cricket Nebraska Property Company, Cricket Nevada Property Company, Cricket New Mexico Property Company, Cricket New York Property Company, Inc., Cricket North Carolina Property Company, Cricket Ohio Property Company, Cricket Oklahoma Property Company, Cricket Oregon Property Company, Cricket Pennsylvania Property Company, Cricket Texas Property Company, Cricket Utah Property Company, Cricket Washington Property Company and Cricket Wisconsin Property Company.

Exhibit T3A-11	Certificate of Incorporation of Cricket Licensee (Albany), Inc.

Exhibit T3A-12	Certificate of Incorporation of Cricket Licensee (Macon), Inc.

Exhibit T3A-13	Certificate of Incorporation of MCG PCS Licensee Corporation, Inc.

Exhibit T3B-1	Bylaws of the Applicant.

Exhibit T3B-2	Amended and Restated Bylaws of Leap Wireless International, Inc. (incorporated herein by reference to Exhibit 3.6 to Parent’s Registration Statement on Form 10, as amended, filed on August 21, 1998 (Commission File No. 0-29752)).

Exhibit T3B-3	Bylaws of Backwire.com, Inc.

Exhibit T3B-4	Bylaws of Telephone Entertainment Network, Inc.

Exhibit T3B-5	Bylaws of Leap PCS Mexico, Inc.

Exhibit T3B-6	Bylaws of Chasetel Real Estate Holding Company, Inc.

Exhibit T3B-7	Form of Bylaws of ChaseTel Licensee Corporation, Cricket Licensee (Albany), Inc., Cricket Licensee (Columbus), Inc., Cricket Licensee (Denver), Inc., Cricket Licensee (Lakeland), Inc., Cricket Licensee (Macon), Inc., Cricket Licensee (North Carolina), Inc., Cricket Licensee (Pittsburgh), Inc., Cricket Licensee (Reauction), Inc., Cricket Licensee I, Inc., Cricket Licensee II, Inc., Cricket Licensee III, Inc., Cricket Licensee IV, Inc., Cricket Licensee V, Inc., Cricket Licensee VI, Inc., Cricket Licensee VII, Inc., Cricket Licensee VIII, Inc., Cricket Licensee IX, Inc., Cricket Licensee X, Inc., Cricket Licensee XII, Inc., Cricket Licensee XIII, Inc., Cricket Licensee XIV, Inc., Cricket Licensee XV, Inc., Cricket Licensee XVI, Inc., Cricket Licensee XVII, Inc., Cricket Licensee XVIII, Inc., Cricket Licensee XIX, Inc., Cricket Licensee XX, Inc., Cricket Holdings Dayton, Inc., Cricket Alabama Property Company, Cricket Arizona Property Company, Cricket Arkansas Property Company, Cricket California Property Company, Cricket Colorado Property Company, Cricket Florida Property Company, Cricket Georgia Property Company, Inc., Cricket Idaho Property Company, Cricket Illinois Property Company, Cricket Indiana Property Company, Cricket Kansas Property Company, Cricket Kentucky Property Company, Cricket Michigan Property Company, Cricket Minnesota Property Company, Cricket Mississippi Property Company, Cricket Nebraska Property Company, Cricket Nevada Property Company, Cricket New Mexico Property Company, Cricket New York Property Company, Inc., Cricket North Carolina Property Company, Cricket Ohio Property Company, Cricket Oklahoma Property Company, Cricket Oregon Property Company, Cricket Pennsylvania Property Company, Cricket Texas Property Company, Cricket Utah Property Company, Cricket Washington Property Company and Cricket Wisconsin Property Company.

Exhibit T3B-8	By-laws of MCG PCS Licensee Corporation, Inc.

Exhibit T3C	Form of Indenture between the Company, the Guarantors and Wells Fargo Bank, National Association, as Trustee.

Exhibit T3D	Not applicable.

Exhibit T3E-1	Notice of approval of Disclosure Statement and voting on Plan.

Exhibit T3E-2	Order on Stipulation Approving Form of Master Ballot for Informal Vendor Debt Holders and Master Ballot.

Exhibit T3E-3	Disclosure Statement (incorporated herein by reference to Exhibit 2.2 to Parent’s Current Report on Form 8-K filed on August 11, 2003 (Commission File No. 0-29752)) and Fifth Amended Joint Plan of Reorganization Dated as of July 30, 2003 (incorporated herein by reference to Exhibit 2.1 to Parent’s Current Report on Form 8-K filed on August 11, 2003 (Commission File No. 0-29752)).

Exhibit T3F	Cross-reference sheet (included as part of Exhibit T3C).

Exhibit T3G-1	Organizational chart of affiliates of the Applicant and the Guarantors as of the date of this Application for Qualification.

Exhibit T3G-2 Organizational chart of affiliates of the Applicant and the Guarantors as of the Effective Date.

Exhibit 25.1 Statement of Eligibility and Qualification on Form T-1 of Wells Fargo Bank, National Association, as Trustee under the Indenture to be qualified.

SIGNATURE

     Pursuant to the requirements of the Trust Indenture Act of 1939, each of the Applicant, Cricket Communications, Inc., and the Guarantors, has fully caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of San Diego, and State of California, on the 16th day of April, 2004.

Cricket Communications, Inc.

By:	/s/ Robert J. Irving, Jr.

Name: Robert J. Irving, Jr.
Title: Secretary

Attest:	/s/ S. Douglas Hutcheson

Name: S. Douglas Hutcheson
Title: Executive Vice President and Chief Financial Officer

Leap Wireless International, Inc.
Backwire.com, Inc.
Leap PCS Mexico, Inc.
ChaseTel Licensee Corporation
Cricket Licensee (Albany), Inc.
Cricket Licensee (Columbus), Inc.
Cricket Licensee (Denver), Inc.
Cricket Licensee (Lakeland), Inc.
Cricket Licensee (Macon), Inc.
Cricket Licensee (North Carolina), Inc.
Cricket Licensee (Pittsburgh), Inc.
Cricket Licensee (Reauction), Inc.
Cricket Licensee I, Inc.
Cricket Licensee II, Inc.
Cricket Licensee III, Inc.
Cricket Licensee IV, Inc.
Cricket Licensee V, Inc.
Cricket Licensee VI, Inc.
Cricket Licensee VII, Inc.
Cricket Licensee VIII, Inc.
Cricket Licensee IX, Inc.
Cricket Licensee X, Inc.
Cricket Licensee XII, Inc.
Cricket Licensee XIII, Inc.
Cricket Licensee XIV, Inc.
Cricket Licensee XV, Inc.
Cricket Licensee XVI, Inc.
Cricket Licensee XVII, Inc.
Cricket Licensee XVIII, Inc.
Cricket Licensee XIX, Inc.
Cricket Licensee XX, Inc.
Cricket Holdings Dayton, Inc.
MCG PCS Licensee Corporation, Inc.
Chasetel Real Estate Holding Company, Inc.
Cricket Alabama Property Company

Cricket Arizona Property Company
Cricket Arkansas Property Company
Cricket California Property Company
Cricket Colorado Property Company
Cricket Florida Property Company
Cricket Georgia Property Company, Inc.
Cricket Idaho Property Company
Cricket Illinois Property Company
Cricket Indiana Property Company
Cricket Kansas Property Company
Cricket Kentucky Property Company
Cricket Michigan Property Company
Cricket Minnesota Property Company
Cricket Mississippi Property Company
Cricket Nebraska Property Company
Cricket Nevada Property Company
Cricket New Mexico Property Company
Cricket New York Property Company, Inc.
Cricket North Carolina Property Company
Cricket Ohio Property Company
Cricket Oklahoma Property Company
Cricket Oregon Property Company
Cricket Pennsylvania Property Company
Cricket Texas Property Company
Cricket Utah Property Company
Cricket Washington Property Company
Cricket Wisconsin Property Company

By:	/s/ Robert J. Irving, Jr.

Name: Robert J. Irving, Jr.
Title: Secretary

Attest:	/s/ S. Douglas Hutcheson

Name: S. Douglas Hutcheson
Title: Executive Vice President and Chief Financial Officer

Telephone Entertainment Network, Inc.

By:	/s/ Robert J. Irving, Jr.

Name: Robert J. Irving, Jr.
Title: Secretary

Attest:	/s/ S. Douglas Hutcheson

Name: S. Douglas Hutcheson
Title: Senior Vice President

EXHIBIT INDEX

Exhibit T3A-1	Certificate of Incorporation of the Applicant.

Exhibit T3A-2	Amended and Restated Certificate of Incorporation of Leap Wireless International, Inc. (incorporated herein by reference to Exhibit 3.5 to Parent’s Registration Statement on Form 10, as amended filed on August 21, 1998 (Commission File No. 0-29752)); Certificate of Amendment of Amended and Restated Certificate of Incorporation of Leap Wireless International, Inc. (incorporated herein by reference to Exhibit 3.1 to Parent’s Current Report on Form 8-K filed on October 10, 2000 (Commission File No. 0-29752)); Certificate of Designation of Series A Junior Participating Preferred Stock (incorporated herein by reference to Exhibit 3.4 to Parent’s Registration Statement on Form 10, as amended filed on August 21, 1998 (Commission File No. 0-29752)); Certificate of Amendment to Certificate of Designation of Series A Junior Participating Preferred Stock (incorporated herein by reference to Exhibit 3.3.1 to Parent’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2001, filed on May 15, 2001 (Commission File No. 0-29752)).

Exhibit T3A-3	Certificate of Incorporation of Backwire.com, Inc.

Exhibit T3A-4	Certificate of Incorporation of Telephone Entertainment Network, Inc.

Exhibit T3A-5	Articles of Incorporation of Leap PCS Mexico, Inc.

Exhibit T3A-6	Charter of Chasetel Real Estate Holding Company, Inc.

Exhibit T3A-7	Certificate of Incorporation of ChaseTel Licensee Corporation.

Exhibit T3A-8	Certificate of Incorporation of Cricket Licensee (Columbus), Inc.

Exhibit T3A-9	Certificate of Incorporation of Cricket Licensee (North Carolina), Inc.

Exhibit T3A-10	Form of Certificate of Incorporation of Cricket Licensee (Denver), Inc., Cricket Licensee (Lakeland), Inc., Cricket Licensee (Pittsburgh), Inc., Cricket Licensee (Reauction), Inc., Cricket Licensee I, Inc., Cricket Licensee II, Inc., Cricket Licensee III, Inc., Cricket Licensee IV, Inc., Cricket Licensee V, Inc., Cricket Licensee VI, Inc., Cricket Licensee VII, Inc., Cricket Licensee VIII, Inc., Cricket Licensee IX, Inc., Cricket Licensee X, Inc., Cricket Licensee XII, Inc., Cricket Licensee XIII, Inc., Cricket Licensee XIV, Inc., Cricket Licensee XV, Inc., Cricket Licensee XVI, Inc., Cricket Licensee XVII, Inc., Cricket Licensee XVIII, Inc., Cricket Licensee XIX, Inc., Cricket Licensee XX, Inc., Cricket Holdings Dayton, Inc., Cricket Alabama Property Company, Cricket Arizona Property Company, Cricket Arkansas Property Company, Cricket California Property Company, Cricket Colorado Property Company, Cricket Florida Property Company, Cricket Georgia Property Company, Inc., Cricket Idaho Property Company, Cricket Illinois Property Company, Cricket Indiana Property Company, Cricket Kansas Property Company, Cricket Kentucky Property Company, Cricket Michigan Property Company, Cricket Minnesota Property Company, Cricket Mississippi Property Company, Cricket Nebraska Property Company, Cricket Nevada Property Company, Cricket New Mexico Property Company, Cricket New York Property Company, Inc., Cricket North Carolina Property Company, Cricket Ohio Property Company, Cricket Oklahoma Property Company, Cricket Oregon Property Company, Cricket Pennsylvania Property Company, Cricket Texas Property Company, Cricket Utah Property Company, Cricket Washington Property Company and Cricket Wisconsin Property Company.

Exhibit T3A-11	Certificate of Incorporation of Cricket Licensee (Albany), Inc.

Exhibit T3A-12	Certificate of Incorporation of Cricket Licensee (Macon), Inc.

Exhibit T3A-13	Certificate of Incorporation of MCG PCS Licensee Corporation, Inc.

Exhibit T3B-1	Bylaws of the Applicant.

Exhibit T3B-2	Amended and Restated Bylaws of Leap Wireless International, Inc. (incorporated herein by reference to Exhibit 3.6 to Parent’s Registration Statement on Form 10, as amended, filed on August 21, 1998 (Commission File No. 0-29752)).

Exhibit T3B-3	Bylaws of Backwire.com, Inc.

Exhibit T3B-4	Bylaws of Telephone Entertainment Network, Inc.

Exhibit T3B-5	Bylaws of Leap PCS Mexico, Inc.

Exhibit T3B-6	Bylaws of Chasetel Real Estate Holding Company, Inc.

Exhibit T3B-7	Form of Bylaws of ChaseTel Licensee Corporation, Cricket Licensee (Albany), Inc., Cricket Licensee (Columbus), Inc., Cricket Licensee (Denver), Inc., Cricket Licensee (Lakeland), Inc., Cricket Licensee (Macon), Inc., Cricket Licensee (North Carolina), Inc., Cricket Licensee (Pittsburgh), Inc., Cricket Licensee (Reauction), Inc., Cricket Licensee I, Inc., Cricket Licensee II, Inc., Cricket Licensee III, Inc., Cricket Licensee IV, Inc., Cricket Licensee V, Inc., Cricket Licensee VI, Inc., Cricket Licensee VII, Inc., Cricket Licensee VIII, Inc., Cricket Licensee IX, Inc., Cricket Licensee X, Inc., Cricket Licensee XII, Inc., Cricket Licensee XIII, Inc., Cricket Licensee XIV, Inc., Cricket Licensee XV, Inc., Cricket Licensee XVI, Inc., Cricket Licensee XVII, Inc., Cricket Licensee XVIII, Inc., Cricket Licensee XIX, Inc., Cricket Licensee XX, Inc., Cricket Holdings Dayton, Inc., Cricket Alabama Property Company, Cricket Arizona Property Company, Cricket Arkansas Property Company, Cricket California Property Company, Cricket Colorado Property Company, Cricket Florida Property Company, Cricket Georgia Property Company, Inc., Cricket Idaho Property Company, Cricket Illinois Property Company, Cricket Indiana Property Company, Cricket Kansas Property Company, Cricket Kentucky Property Company, Cricket Michigan Property Company, Cricket Minnesota Property Company, Cricket Mississippi Property Company, Cricket Nebraska Property Company, Cricket Nevada Property Company, Cricket New Mexico Property Company, Cricket New York Property Company, Inc., Cricket North Carolina Property Company, Cricket Ohio Property Company, Cricket Oklahoma Property Company, Cricket Oregon Property Company, Cricket Pennsylvania Property Company, Cricket Texas Property Company, Cricket Utah Property Company, Cricket Washington Property Company and Cricket Wisconsin Property Company.

Exhibit T3B-8	By-laws of MCG PCS Licensee Corporation, Inc.

Exhibit T3C	Form of Indenture between the Company, the Guarantors and Wells Fargo Bank, National Association, as Trustee.

Exhibit T3D	Not applicable.

Exhibit T3E-1	Notice of approval of Disclosure Statement and voting on Plan.

Exhibit T3E-2	Order on Stipulation Approving Form of Master Ballot for Informal Vendor Debt Holders and Master Ballot.

Exhibit T3E-3	Disclosure Statement (incorporated herein by reference to Exhibit 2.2 to Parent’s Current Report on Form 8-K filed on August 11, 2003 (Commission File No. 0-29752)) and Fifth Amended Joint Plan of Reorganization Dated as of July 30, 2003 (incorporated herein by reference to Exhibit 2.1 to Parent’s Current Report on Form 8-K filed on August 11, 2003 (Commission File No. 0-29752)).

Exhibit T3F	Cross-reference sheet (included as part of Exhibit T3C).

Exhibit T3G-1 Organizational chart of affiliates of the Applicant and the Guarantors as of the date of this Application for Qualification.

Exhibit T3G-2 Organizational chart of affiliates of the Applicant and the Guarantors as of the Effective Date.

Exhibit 25.1 Statement of Eligibility and Qualification on Form T-1 of Wells Fargo Bank, National Association, as Trustee under the Indenture to be qualified.